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Filed by JDS Uniphase Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended
Commission File No.: 0-22874
Subject Company:  JDS Uniphase Corporation and SDL, Inc.

TM:
Good morning everyone and thank you for joining us to discuss a momentous occasion in the telecommunications equipment market. As you know, JDS Uniphase and SDL have agreed to merge in a $41 billion dollar transaction. We are very enthusiastic about what this means for our customers, the industry and our employees and shareholders. I'm joined by JDS Uniphase Co-Chairman and CEO Jozef Straus and SDL Chairman, President and CEO Don Scifres. Both of them will be sharing their thoughts on the transaction, then I will take you through some of the numbers. But first, the safe harbor language before we begin:

I would like to remind everyone on the call that some of the statements we will make and the discussions we will have will relate to the future operations, finances, business and prospects of our companies. These statements and discussions, to the extent they do not relate solely to historical matters, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be, but are not always, identified by the use of words such as "believes," "intends," "strategies," "goals," "expects," "anticipates," and other words indicating future events or actions. In particular, any statements or discussion on this call relative to the likelihood and timing of closing, the obtaining of governmental consents and approvals and shareholder consents, the expected benefits of the merger, the expected accretive impact of the proposed transaction, and the ability of the combined company to successfully develop and supply products after the merger, are all forward-looking statements and should be understood as such.

All forward looking statements that you may hear involve risks and uncertainties that could cause actual results to differ materially from those stated or discussed on this call. Some, but not all, of these risks and uncertainties are discussed from time to time in the press releases and securities filings of both companies

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with the SEC, particularly the "Risk Factor" section of our Form S-3 registration statement that we filed with respect to the Canadian securities that we issued in the ETEK acquisition. The forward looking statements on this call are made as of the date hereof, and neither company assumes any obligation to update the reasons why actual results could differ from those projected in the forward looking statements.

Now I will turn the call over to Jozef Straus.


JS:
I am thrilled to be talking to you this morning about such exciting news. It is indeed an honor to be here with Don Scifres one of the leaders of the industry and know that we will be working side by side from now on. I am so excited to join together these two companies with their world class customers, employees and products!

Before discussing the many benefits of the merger that we see, I'd like to add a personal note to this transaction. I have known Don Scifres for years. In fact, Don interviewed me for a job in 1979 and I turned it down. I don't know who was happier in the "lost" years, but finally we will be working together!

SDL's products are some of the best and well recognized in the industry, we should know as JDS Uniphase has been using them in our own products! Beyond SDL's existing product line, they are also working with newer technology platforms .

Now, let's get down to why this transaction makes sense for the industry, our customers, our employees, and our stockholders.

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By now we all know that the Internet is taking over the world and what that means about the need for bandwidth. Optical is clearly the only solution and our customers who are building tomorrow's systems need higher levels of integration and more complex products every day. And they need more of them sooner.

We are already building modules that integrate several components on a single board but we are not building enough and we are not keeping up with the demand for new designs that include even more functions and true integration.

This merger addresses all of these areas - including a wide range of technologies needed for tomorrow's products: micro-optics, electronics, lithium niobate, gallium arsenide, MEMS ...., the list could go on an on.

The days of a system on a chip have always seemed to be very far away but with this merger, I think we just condensed the time frame once again.

An example - take a look at the amplifier market which according to RHK is growing over 50% annually. In just the last twelve months, we have gone from a market that was primarily using high power erbium doped fiber amplifiers to one where the demand for Raman amplification and low-power amplets is beginning to take off. We intend to provide the best in class amplifiers in all three areas addressing long haul, ultra long haul and short haul applications. And our technical teams will be embarking on development of next-generation amplification which we believe will be incorporated into many aspects of all optical networks for low loss routing and switching.

As a scientist, I get very excited about the technical team being brought together and the capabilities that we are building on the module level but my friend Jay Abbe is here to remind me that production volumes are equally important. He and SDL's COO, Greg Dougherty, have been studying both companies' capacity

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issues to determine whether or not more product can come out of the companies once they're joined and the answer is yes.

While both companies are capacity constrained, the bottlenecks are unique. We believe that by re-allocating resources - particularly equipment, space and automation advancements, we can produce more products that are in short supply. Of course, this does not mean that we can slow our capacity additions - the combined company will be continuing to add capacity as the metro and access markets begin to heat up even more.

(PAUSE)

Now, I'd like to make a few comments about our integration activities. As you no doubt know, JDS Uniphase has made several acquisitions over the past year, and we have been working hard to realize their maximum potential through integration. Our integration philosophy is actually quite straightforward We:

o  Focus on actions that drive value for our customers,
o  Capitalize on new opportunities, and
o  Execute against the transaction rationale

In particular we focus on building a very strong integrated management team. Most of our acquisitions come with strong entrepreneurial leaders who have achieved great success in running their independent businesses. We are very proud that we have been able to fuse this team into a cohesive, focused, management team for our company as a whole. In general terms our integration approach is action and customer oriented and focused around ensuring we remain agile and flexible as we grow into a larger integrated company.

In conclusion, this combination means an expanded amplifier and integrated module strategy, faster time to market with new products, a world class technical team, and the continued fight against capacity constraints. Shortly I'd like to turn

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the call over to Don but before I do that..... I'm excited to announce that Don will be joining our Board as Co-Chairman and Jay Abbe will also be joining our Board. Organizationally, Don will continue to lead SDL and I will look forward to his valuable input as a member of our executive management team.

Don....

DS:
I am equally excited about this merger as we bring together 2 of the most successful companies in the industry. I might start with a story. I have known Jozef for over 20 years and in 1980 I tried to hire him. Jozef was an expert in packaging and what is now known as passives. We had early actives capability. It's a shame it took us 20 years to bring together our skills in actives and passives - but I think we'll be able to move the industry forward more rapidly as a result.

My vision is that this merger will create a better partner for our customers. Our complementary skills in actives and passives will be able to create more advanced products for next-generation optical networks.

These complementary skills sets are expected to speed the introduction of low cost amplets, advanced module level transmitters and receivers, and leading edge mux, demux and switching products.

I'm also looking forward to taking our joint broadened technology tool kit and creating a truly integrated optical circuit on a wafer. This has been my goal for over 30 years and this merger should help enable this dream to come true.

Finally I anticipate that our joint manufacturing capabilities which have different manufacturing bottlenecks or limitations will be able to turn out more products for our customers.

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They clearly need faster delivery and higher volumes in this booming market.

In short, I believe that jointly we're creating a better partner for our customers, and I'm thrilled to be able to do this with such a great team and compatible culture at JDS Uniphase

With that, let me turn it back over to Tony.

MP:
The transaction is subject to the obtaining of stockholder approval of both companies and customary regulatory approvals. On the regulatory side, we will file our joint proxy statement with the SEC for approval of our registration statement for the shares and options to be issued in the transaction. We also need to comply with the Hart Scott Rodino Antitrust Improvements Act as was the case when we acquired E-TEK and merged Uniphase and JDS Fitel in 1999.

We have entered into this transaction based on our belief that the combination of these two companies will benefit the customers of each company and the markets we serve based on a number of factors that have been discussed during this call. As was the case with E-TEK, we will fully cooperate with the Department of Justice in its review of this transaction. That process was very constructive in the context of the E-TEK transaction and we achieved the right result with the DOJ through such cooperation. As in E-TEK, we are optimistic that we will obtain the required approvals regarding our merger with SDL. We are very committed to successful completion of this important merger and will work with the DOJ towards that end.

Prior to closing, we will update the public by press release as to any material developments in the regulatory process. Other than such public announcements, we will not be providing any interim information to the investing public regarding

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the approval process and will not be commenting outside of these press releases on our progress on these matters.

Now I will turn the call back to Tony Muller.

TM:
First, let me review the key elements of the merger.

o 3.8 shares of JDS Uniphase common will be exchanged for each share of SDL common in a tax-free exchange

o   there are no collars

o   the transaction will be accounted for as a purchase

o the merger is subject the approval of stockholders' of both companies and customary regulatory approval

o   we anticipate closing the merger by the end of December

Now let me review the financial impact of this merger. The pro forma consensus estimates for the recently completed June quarter for JDSU, E-TEK and SDL add up to sales at a $2.7 billion annual run rate. Further, the preliminary results for the quarter for each of these three companies is for sales and income to be higher than investment community estimates, and you will learn of these results later in the month when we announce results. Our businesses remain strong. Further, as a result of this merger we see additional sales growth opportunities, including EDFA and Raman amplifier sales, faster startup and ramp of packaging operations, and additional modulator capacity. And further, we expect even greater sales enhancement opportunities as our development teams combine the technologies and capabilities of our companies to provide the advanced modules of the future. In summary, based on our understanding and expectations for our businesses, we believe this merger will be accretive for our stockholders after the close.

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The companies will be on a road show for much of this week, and investors who would like to attend the meetings should contact their sales representative at Banc of America Securities or CIBC World Markets.

Let me turn it back to Jozef for a brief summary and then we will take some questions.

JS
This is truly an outstanding day for JDS Uniphase and SDL - and I just want to reiterate that our vision is that we will have the technology depth, product breadth, manufacturing and financial strength, and people to be the leading - and fastest growing provider of next-generation components and modules for optical networking. The keys to achieving this vision is having access to the enabling technologies, close partnering with our customers and execution, execution, execution.

Tony....


TM
We would now like to open the call to questions. Because the financial markets will soon open, we ask that members of the press please hold their questions until we have had the opportunity to answer questions from the financial community.

You are urged to read the proxy statement/prospectus to be included in JDS Uniphase Corporation's Registration Statement on Form S-4 in connection with the transaction to be filed with the SEC when it is available because the proxy statement/prospectus and the Registration Statement on Form S-4 will contain important information. You can get copies of the proxy statement/prospectus and the Registration Statement on Form S-4, and any other relevant documents, for free at the SEC's web site and copies of our reports, proxy statements and other information regarding us filed with the SEC are available free from us. Requests for documents relating to us should be directed to JDS Uniphase Corporation, 163 Baypointe Parkway, San Jose, California, 95134 Attention: Investor Relations
(408) 434-1800. Requests for documents relating to SDL, Inc. should be directed to SDL, Inc., 80 Rose Orchard Way, San Jose, California 95134 Attention:
Investor Relations (408) 943-4343.

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